*AB 3/21

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINEBRIDGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE [illegible] FLOOR
(No. and Street)

NEW YORK (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A. ALMERINI (646) 857-8622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020451

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, LOUIS A. ALMERINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINEBRIDGE SECURITIES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NY
County of NY

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

CHRISTINA ZACHARCZUK
Notary Public, State of New York
No. 01ZA6234510
Qualified in Richmond County
Commission Expires January 24, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PineBridge Securities LLC

(A wholly owned subsidiary of PineBridge Global Investments LLC)

Statement of Financial Condition

December 31, 2010

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Global Investments LLC)
Index
December 31, 2010

Page(s)

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Report of Independent Auditors

To the Board of Directors' and sole Member of
PineBridge Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PineBridge Securities LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 14, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Global Investments LLC)
Statement of Financial Condition
December 31, 2010

ASSETS		
Cash equivalents	$	510,001
Due from affiliates		359,200
Prepaid expenses		104,936
TOTAL ASSETS	$	974,137
LIABILITIES		
Accounts payable and accrued expenses		75,444
Due to affiliates		196,341
Total Liabilities		271,785
MEMBER'S EQUITY		
Member's equity		702,352
Total Member's Equity		702,352
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	974,137

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Global Investments LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the distribution of certain financial products which are sponsored, created, or issued by affiliated and non-affiliated investment managers. There are no employees in the Company.

On February 16, 2010, the Parent established a sister company to its predecessor, AIG Equity Sales Corp. (the "Predecessor"). On February 16, 2010, the Predecessor was merged into PineBridge Securities LLC and simultaneously ceased to exist. The successor entity to the Predecessor is PineBridge Securities LLC, who assumed all of the assets, liabilities, rights and obligations and capital of the Predecessor upon the merger.

On March 26, 2010, the Company was sold to Pacific Century Group.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include cash held in an overnight sweep account in a Nassau branch of a major banking institution. The Company sweeps excess cash into an overnight interest bearing deposit account. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents as of December 31, 2010 were $510,001. Interest income is earned primarily on the cash and cash equivalent balances maintained by the Company and is recognized on an accrual basis.

3. Unincorporated Business Taxes

The Company, a limited liability company, wholly owned entirely by its Parent, is treated as a disregarded entity and is not subject to corporate income taxes. For the period ending on March 26, 2010, the Company was a member of an affiliated group which is included in the filing of a consolidated federal income tax return with AIG, Inc. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. For the period beginning March 27, 2010, the Company is treated as a disregarded entity for all corporate tax filings, meaning that its operations are included in the tax return of its sole owner. Since the sole owner is only subject to New York City Unincorporated Business Tax ("UBT taxes"), the Company is only obligated to provide for such tax on a standalone basis.

The Company also applies ASC Topic 740-10 "*Accounting for Uncertainty in Income Taxes*" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company's adoption of this ASC Topic 740-10 had no net impact on its financial statements.

The Company analyzes its tax filing positions in all of the U.S. federal, state and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, a reserve is established. The Company recognizes accrued interest and penalties related to uncertain tax positions in General and Administrative within the statement of operations. No tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

The Company has provided for UBT taxes in accordance with the applicable regulations.

Deferred taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities. All deferred tax assets and liabilities existing at the end of 2009 have been extinguished. There were no net deferred taxes at December 31, 2010.

The difference between the provision for taxes and taxes computed using the statutory UBT tax rate results primarily from the effect of certain business expenses which are not fully deductible for tax purposes and certain revenues which have not been considered for tax purposes.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2007 forward.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's cash was swept to a non-US bank account at the end of business on each day during the period of April 16, 2010 to February 23, 2011. After discussions with the Company's Designated Examining Authority, FINRA, it was determined that the funds held at the non-US bank have no value for net capital purposes. The Company stopped sweeping its cash into the non-US bank account on February 24, 2011 and filed an amended net capital computation with FINRA on February 25, 2011. At December 31, 2010 the Company's net capital was $(290,785) below its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was (93.47%).

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. A substantial amount of revenue generated by the Company was derived from related parties. The following is a summary of those transactions.

- On October 1, 2005, the Company entered into a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2010, $260,000 due from PBI is reflected as Due from affiliates in the statement of financial condition.
- During the year ended December 31, 2010, the Parent allocated support expenses to the Company. At December 31, 2010, $196,341 is payable to Parent and is reflected as Due to affiliates in the statement of financial condition.
- From time to time during 2010, expenses were paid by the Company on behalf of its Parent and PBI. These expenses were fully reimbursable to the Company. At December 31, 2010, $99,200 is receivable from PBI and is reflected in Due from affiliates in the statement of financial condition.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash is held at a major U.S. based money center bank. During business hours the cash is held in a New York based deposit account; overnight the funds are swept into an account

held at a Nassau based branch of the bank. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation coverage amounts and while being held overnight in the Nassau branch is not protected by FDIC insurance. Therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly monitors the credit ratings of the both the U.S. bank and the branch in the Commonwealth of the Bahamas to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Subsequent Events

Management has evaluated all subsequent event transactions and events after the balance sheet date through the date on which these financial statements were available for issuance and has determined that no additional items require disclosure.

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To the Board of Directors' and sole Member of
PineBridge Securities, LLC:

In planning and performing our audit of the financial statements of PineBridge Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control or control activities for net capital calculations to in accordance with SEC Rule 15c3-1 that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of PineBridge Securities LLC, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated March 14, 2011.

SEC Rule 17a-11 under the Securities Exchange Act of 1934 requires broker-dealers to be in compliance with the net capital rule at all times. The Company was not in compliance with its net capital computational requirements during the period April 16, 2010 to December 31, 2010 as cash deposits made pursuant to a sweep arrangement were placed in a Nassau, Bahamas branch (the "Nassau branch") of a New York based Bank. Accordingly, the Company was not in compliance with its net capital requirements at December 31, 2010 as the cash deposits in the Nassau branch have no value for net capital computational purposes. The Company ceased the sweep agreement to the Nassau branch on February 24, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2010 to meet the SEC's objectives, as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2011

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